United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 21, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

October 15-21, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	October 15, 2025
Transactions in Own Shares	October 16, 2025
Transactions in Own Shares	October 17, 2025
Transactions in Own Shares	October 20, 2025
Transactions in Own Shares	October 21, 2025

October 15, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 14 October 2025 it purchased a total of: (i) 74,296 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 31,397 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	14 October 2025	14 October 2025	14 October 2025	14 October 2025	14 October 2025
Aggregate number of ordinary shares purchased	74,296	19,980	3,997	6,920	500
Highest price paid (per ordinary share)	USD 89.8700	GBP 67.0000	GBP 67.0000	GBP 67.0000	GBP 67.0000
Lowest price paid (per ordinary share)	USD 87.6700	GBP 66.0000	GBP 66.0000	GBP 66.0000	GBP 66.1000
Volume weighted average price paid (per ordinary share)	USD 88.6884	GBP 66.6067	GBP 66.4885	GBP 66.4653	GBP 66.6304

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/3805D_1-2025-10-14.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

October 16, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 15 October 2025 it purchased a total of: (i) 73,645 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 34,000 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	15 October 2025	15 October 2025	15 October 2025	15 October 2025	15 October 2025
Aggregate number of ordinary shares purchased	73,645	20,000	3,500	10,000	500
Highest price paid (per ordinary share)	USD 89.9600	GBP 67.5000	GBP 67.4000	GBP 67.4000	GBP 67.4000
Lowest price paid (per ordinary share)	USD 88.8250	GBP 66.6000	GBP 66.6000	GBP 66.6000	GBP 66.6000
Volume weighted average price paid (per ordinary share)	USD 89.2572	GBP 67.1912	GBP 67.1834	GBP 66.9633	GBP 67.1808

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5710D_1-2025-10-15.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

October 17, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 16 October 2025 it purchased a total of: (i) 73,936 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 32,898 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	16 October 2025	16 October 2025	16 October 2025	16 October 2025	16 October 2025
Aggregate number of ordinary shares purchased	73,936	22,000	4,000	6,448	450
Highest price paid (per ordinary share)	USD 89.9600	GBP 67.1000	GBP 67.1000	GBP 67.1000	GBP 67.1000
Lowest price paid (per ordinary share)	USD 88.5900	GBP 66.0000	GBP 66.0000	GBP 66.1000	GBP 66.0000
Volume weighted average price paid (per ordinary share)	USD 89.4407	GBP 66.7792	GBP 66.7597	GBP 66.7419	GBP 66.7704

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/7524D_1-2025-10-16.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

October 20, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 17 October 2025 it purchased a total of: (i) 73,771 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 21,752 ordinary shares on the London Trading Venues[2] from Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	17 October 2025	17 October 2025	17 October 2025	17 October 2025	17 October 2025
Aggregate number of ordinary shares purchased	73,771	13,940	2,397	4,326	1,089
Highest price paid (per ordinary share)	USD 91.1800	GBP 67.6000	GBP 67.6000	GBP 67.6000	GBP 67.6000
Lowest price paid (per ordinary share)	USD 89.3400	GBP 66.7000	GBP 66.7000	GBP 66.6000	GBP 66.7000
Volume weighted average price paid (per ordinary share)	USD 90.6193	GBP 67.1171	GBP 67.1114	GBP 67.1227	GBP 67.0487

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/9990D_1-2025-10-19.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The "London Trading Venues" comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

October 21, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 20 October 2025 it purchased a total of: (i) 72,609 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] from Jefferies LLC, and (ii) 0 ordinary shares on the London Trading Venues[2] by Jefferies International Limited, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	20 October 2025	20 October 2025	20 October 2025	20 October 2025	20 October 2025
Aggregate number of ordinary shares purchased	72,609	0	0	0	0
Highest price paid (per ordinary share)	USD 90.8300	GBP 0.0000	GBP 0.0000	GBP 0.0000	GBP 0.0000
Lowest price paid (per ordinary share)	USD 89.8000	GBP 0.0000	GBP 0.0000	GBP 0.0000	GBP 0.0000
Volume weighted average price paid (per ordinary share)	USD 90.4152	GBP 0.0000	GBP 0.0000	GBP 0.0000	GBP 0.0000

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/1151E_1-2025-10-20.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.

[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: October 21, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary